UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated November 19, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia announces new strategy, evolution of its operating model, new long-term financial target, strategic KPIs and changes to its Group Leadership Team

Stock exchange release	1 (4)
19 November 2025

Nokia Corporation

Stock Exchange Release
19 November 2025 at 13:00 EET

Nokia announces new strategy, evolution of its operating model, new long-term financial target, strategic KPIs and changes to its Group Leadership Team

Espoo, Finland – Nokia is holding its Capital Markets Day 2025 today and announcing its strategy to position itself to lead in the AI-driven transformation of networks and capture the value of the AI supercycle. Nokia also announces new long-term financial target, strategic KPIs for the business, an evolution of its operating model and changes to its Group Leadership Team. To execute on its new strategic direction, Nokia is simplifying its operational model into two primary operating segments of Network Infrastructure and Mobile Infrastructure. These changes are intended to put Nokia on a stronger path to innovate, serve its customers and create shareholder value. The company now targets to grow its annual comparable operating profit to a range of EUR 2.7 to 3.2 billion by 2028.

“Nokia changed the world once by connecting people — and will again by connecting intelligence,” said Justin Hotard, President and CEO of Nokia. “As the trusted western provider of secure and advanced connectivity, our technology is powering the AI supercycle. From fixed to mobile infrastructure we are developing technology that accelerates value for our customers. I am proud of the work Team Nokia is doing to focus and lead this critical era in connectivity”.

The new strategy will focus on the following five strategic priorities:

1.	Accelerate growth in AI & Cloud

2.	Lead the next era of mobile connectivity with AI-native networks and 6G
3.	Grow by co-innovating with customers and partners
4.	Focus capital where Nokia can differentiate
5.	Unlock sustainable returns

Together, these priorities will focus Nokia on where it can lead, simplify how it operates, and strengthen its path to deliver growth and create value.

Nokia to operate with two primary operating segments

Nokia will reorganize its business into two primary operating segments to better align to customer needs and accelerate innovation as the AI supercycle increases demand for advanced connectivity. This reorganization will take effect as of 1 January 2026.

The reorganization recognizes Network Infrastructure as a growth segment, positioned to capitalize on the rapid, global AI and data center build-out while continuing to innovate for its telecommunications customer base. The segment will continue to be led by David Heard and consists of three business units Optical Networks, IP Networks and Fixed Networks.

www.nokia.com

Stock exchange release	2 (4)
19 November 2025

The new Mobile Infrastructure segment will bring together Nokia’s Core Networks portfolio, Radio Networks portfolio and Technology Standards, formerly Nokia Technologies. It will be positioned for core and radio network technology and services leadership to lead the industry to AI-native networks and 6G. The new segment brings together a portfolio whose value creation is founded on mobile communication technologies based on 3GPP standards with a strong cash flow position underpinned by IP licensing. It will be led by Justin Hotard on an interim basis and will consist of three business units Core Software, Radio Networks and Technology Standards.

As part of these changes, Nokia is announcing additional changes in its leadership team, effective 1 January 2026. Raghav Sahgal will take the position of Nokia’s Chief Customer Officer, and will continue in the Group Leadership Team, driving a seamless customer experience for Nokia’s customers. Patrik Hammarén will continue in the Group Leadership Team as President, Technology Standards, formerly Nokia Technologies, reflecting the significant value technology standards creates for Nokia. In addition, Tommi Uitto will step down from the Group Leadership Team, effective 31 December.

Businesses moved to newly created Portfolio Businesses segment

As part of its strategy work, Nokia has conducted a thorough review of its business portfolio. This process identified several units which despite some compelling growth opportunities, are not seen as core to the future of the company’s strategy. These units will be moved into a dedicated operating segment called Portfolio Businesses while the company assesses the best value creating opportunity for them.

Nokia plans to move the following units into Portfolio Businesses:

•	Fixed Wireless Access CPE (currently in Fixed Networks in Network Infrastructure)

•	Site Implementation and Outside Plant (currently in Fixed Networks in Network Infrastructure)
•	Enterprise Campus Edge (currently in Cloud and Network Services)
•	Microwave Radio (currently in Mobile Networks)

Nokia targets to conclude on a future direction for each unit during 2026. During this transition Nokia’s priority will be to ensure continuity for customers and employees. During the past twelve months, these units generated net sales of approximately EUR 0.9 billion with an operating loss of EUR 0.1 billion.

Moving defense into dedicated unit for incubation

Nokia Defense is being launched as an incubation unit to serve as the central go-to-market and R&D hub for Nokia’s defense portfolio. Building on the strong foundation of Nokia Federal Solutions in the US, the company sees further opportunities in the US, Finland and other allied countries to deliver defense-grade solutions based on Nokia’s core technologies in Network and Mobile infrastructure.

New long-term financial target and strategic KPIs

Nokia is introducing a new long-term financial target to achieve comparable operating profit of EUR 2.7 billion to EUR 3.2 billion by 2028, an increase from the EUR 2.0 billion generated in the last 12 months (Q4’24-Q3’25). This is a separate long-term target for Nokia, not part of the group level financial outlook and replaces Nokia’s prior long-term targets to grow faster than the market, achieve a comparable operating margin of at least 13% and free cash flow conversion from comparable operating profit of 55% to 85%.

www.nokia.com

Stock exchange release	3 (4)
19 November 2025

Nokia is exposed to different trends across its primary segments and will use different strategic levers across the company maximise shareholder value creation based on the greatest opportunities. Nokia is introducing a series of strategic KPIs which best illustrate the expected outcomes of Nokia’s strategy. These KPIs for the business are not part of the group level financial outlook.

•	Net sales growth in Network Infrastructure: Nokia targets 6-8% net sales CAGR during 2025-2028. This includes a 10-12% target for the combined Optical Networks and IP Networks.

•	Network Infrastructure operating margin: 13% to 17% by 2028
•	Mobile Infrastructure gross margin: 48-50% by 2028
•	Mobile Infrastructure operating profit: Grow from a base of EUR 1.5 billion
•	Group Common and Other operating expenses: EUR 150 million operating expenses down from the current EUR 350 million run-rate by 2028.
•	Free cash flow conversion: Nokia targets to deliver free cash flow conversion from comparable operating profit of between 65% and 75%.

Provisional financial information for the new segment structure

Nokia’s new segments will be established from 1 January 2026 and Nokia will begin reporting its financial results under the new segment structure beginning with its first quarter 2026 financial results. Nokia intends to publish recast financials for both 2024 and 2025 under the new reporting structure during the first quarter of 2026. Nokia is providing the below approximate provisional breakdown of the business within the new reporting framework to help investors understand the perimeter, these figures are also provided proforma for the Infinera acquisition.

Q4’24 – Q3’25 (EUR billion)	Net sales	Gross margin	Operating profit	Operating margin
Network Infrastructure*	7.8	43%	0.8	10%
Mobile Infrastructure	11.6	48%	1.5	13%
Portfolio businesses	0.9	22%	-0.1	N/A
Group Common and Other			-0.2	N/A
Nokia comparable*	20.3	45%	2.0	10%

*This provisional financial information is also shown proforma for the Infinera acquisition.

www.nokia.com

Stock exchange release	4 (4)
19 November 2025

Starting with its Q1 2026 financial results, Nokia will provide on a quarterly basis full segment reporting for the new segments (i.e. net sales, gross profit, operating profit) and will also provide revenue disclosure for the business units within the primary operating segments. The business units within Network Infrastructure will be Optical Networks, IP Networks and Fixed Networks. The business units within Mobile Infrastructure will be Core Software, Radio Networks and Technology Standards.

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, powered by the innovation of Nokia Bell Labs, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Global Media Relations

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, "see", “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in our 2024 annual report on Form 20-F published on 13 March 2025 under Operating and financial review and prospects-Risk factors.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2025		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal